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jtishler@sheppardmullin.com
September 15, 2016
File Number: 04BR-156957

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street N.E. Washington, D.C. 20549 Attention: Gus Rodriguez

Re:	LendingTree, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 1, 2016
Form 8-K Filed July 28, 2016
File No. 001-34063

Dear Mr. Rodriguez:
We are submitting this letter at the request and on behalf of LendingTree, Inc. (the “Company”) in response to comments contained in the letter dated August 16, 2016, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Gabriel Dalporto, Chief Financial Officer of the Company, with respect to certain of the Company’s reports. Factual statements made in this letter are made on the basis of information provided to us by the Company.
The responses set forth below have been organized in the same manner in which the Commission’s comments were organized.
Form 10-K for the Fiscal Year Ended December 31, 2015

Item 1. Business

1.    We note your disclosure under “Products” on page 4 that “[f]or the years ended December 31, 2015, 2014 and 2013, one Network Lender accounted for 12%, 13% and 12% of total revenue, respectively, and another Network Lender accounted for 11%, 11% and 12% of total revenue, respectively.” Please revise future filings to identify these customers, as required by Item 101(c)(1)(vii) of Regulation S-K. Also, please tell us whether you have any material contractual agreements with either Network Lender. Finally, please tell us whether you considered the need to provide risk factor disclosure regarding the fact that a substantial amount of your revenues come from two lenders, indicating that your business was concentrated in a small number of network participants.
RESPONSE:
The Company will revise the disclosure in future filings beginning with the next Annual Report on Form 10-K to identify the name of any customer that accounted for over 10% of the Company’s consolidated revenue.

September 15, 2016

Additionally, the Company will provide the following additional risk factor in future filings beginning with the next Quarterly Report on Form 10-Q:
A significant portion of our total revenue is derived from two Network Lenders, and our results from operations could be adversely affected and stockholder value harmed if we lose significant business from either of these Network Lenders.

For the years ended December 31, 2015, 2014 and 2013, one Network Lender accounted for 12%, 13% and 12% of total revenue, and another Network Lender accounted for 11%, 11% and 12% of total revenue. If either of these significant Network Lenders were to cease purchasing loan requests and the Company were unable to replace the associated demand, the loss could have a material adverse effect on our results of operations in the short term and potentially also the longer term.  Also, if either Network Lender reduces its volume of loan requests for any reason, our business could be adversely affected.

While the Company has agreements with each of these two network lenders providing terms and conditions for purchases of loan requests, these contracts do not provide minimum purchase commitments, were made in the ordinary course of the Company’s business, ordinarily accompany the kind of business done by the Company, and are not contracts upon which the Company’s business is substantially dependent.  The Company therefore respectfully advises the Staff that it has concluded that these agreements are not “material contracts” as that term is defined in Item 601(b)(10) of Regulation S-K.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 27

2.    In order for the reader to obtain a better understanding of the growth in your non- mortgage products revenue, please revise, in future filings, to discuss, analyze and quantify the changes in revenues recognized for each of the non-mortgage products offered for each of the periods presented.
RESPONSE:

The Company was founded to serve consumers seeking home mortgage loans by matching them with various lenders. In more recent years, the Company has actively sought to expand the suite of loan and credit-based offerings it provides to consumers, in order to both leverage the applicability of the LendingTree brand and more fully serve the needs of consumers and lenders. This expansion of the types of loan and credit-based offerings was also intended to grow and diversify the sources of revenue to make the Company less dependent on the mortgage industry and less impacted by changes in mortgage interest rates and the U.S. real estate market. For the year ended December 31, 2013, the non-mortgage product category comprised only 11% of the Company’s total revenue. For the years ended December 31, 2014 and 2015, the non-mortgage product category comprised 20% and 35% of revenue, respectively.
The Company operates an online loan marketplace for consumers seeking loans and other credit-based offerings. Consumers who visit the Company’s websites are looking for loans across a variety of different loan types which are categorized into mortgage and non-mortgage product categories. The Company’s long-term strategy is to build lifetime relationships with individual consumers as a trusted ally for all their credit needs. The Company has discussed loan types as “products” as it sought to educate investors about the Company’s strategy to diversify its revenue away from dependence on the mortgage industry; however, due to the substantial similarities across loan types and widespread market acceptance of the Company’s successful diversification away from mortgage, the Company has been quantifying and disclosing revenue from its two product categories, mortgage and non-mortgage, which reflects how the Company manages its business.
The MyLendingTree platform, which offers a personalized loan comparison-shopping experience together with free credit scores and credit score analysis, is a key component of the Company’s business strategy to build a lifetime relationship with consumers for all of their credit needs. This platform enables the Company to observe consumers’ credit profiles and then identify and alert them to loan and other credit-based offerings on it's marketplace that may be suitable for that consumer at a given point in time. This platform is organized around the lifetime consumer relationship, and not any particular loan type.

September 15, 2016

The Company generates revenue by selling consumer loan requests that have been matched with lenders in the Company’s marketplace. The Company provides these loan requests to the lender in the form of data, clicks or calls. This business model is consistent across product categories and loan types.
There are two key differences between the non-mortgage and mortgage product categories. First, consumer demand for mortgage products is highly sensitive to mortgage interest rates and the U.S. real estate market. Second, the marketing and sale of mortgage products is more heavily regulated than the marketing and sale of non-mortgage products.
The non-mortgage category includes twelve different types of loans and services, many of which are not individually significant to the Company’s results of operations. The Company respectfully advises the Staff that the loan types within the non-mortgage product category have:

•	A similar regulatory environment,

•	Similar contracting vehicles for network lenders,

•	Similar introduction formats (i.e. completed loan request form; consumer on phone ready to be transferred; click-out from a LendingTree site to the network lender’s site),

•	Similar pricing models (i.e., match fees; closed loan fees; call transfer fees; cost-per-click),

•	Similar marketing channels for driving consumer traffic, and

•	Centralized marketing, technology and corporate resources.

The Company therefore does not believe that quantification of the change in revenue recognized for each loan type within the non-mortgage product category for the periods presented is required or necessary in future filings in order to understand the Company's results of operations. More specifically, quantification of the change in revenue for each loan type within the non-mortgage product category is not necessary for an understanding of the Company’s “business as a whole.” See Instruction 4 to Item 303(a) of Regulation S-K. Management evaluates the non-mortgage product category as a similar group of loan types and services and, accordingly, discloses revenue from such product category in the aggregate.
    In future filings, when analyzing material changes in revenue in the non-mortgage product category from period to period, the Company will identify and quantify the material changes by loan type to the extent such changes are material to an understanding of the changes in revenue for the non-mortgage product category as a whole.  The Company respectfully advises the Staff that many factors other than changes related to a loan type to which a consumer is matched may be the material causes of changes in revenue in the non-mortgage product category in a given period.  Examples include overall consumer demand for credit, changes in underwriting criteria by providers of non-mortgage loans and actions of competitors in the marketplace.

3.    In order for the reader to obtain a better understanding of the growth in your mortgage products, please revise, in future filings, to discuss, analyze and quantify the changes in revenues recognized for the refinance and purchase products separately for each of the periods presented.
RESPONSE:
As with the non-mortgage product category, the Company respectfully advises the Staff that it believes that quantification of the changes in revenue recognized for each of the two products (purchase and refinance) within the mortgage product category for the periods presented is not required and is not necessary in order to understand the Company's results of operations. The Company does not believe that quantification of the changes in revenue for each mortgage loan type is necessary for an understanding of the Company’s “business as a whole.” Management evaluates and manages the mortgage category as a similar group of loan types and, accordingly, discloses revenue from such categories in the aggregate.
More specifically, the purchase and refinance mortgage loan types within the mortgage product category are similar and managed together using the same resources. The loan types have the following similarities:

•	Demand and pricing are impacted by fluctuations in mortgage interest rates and changes in the U.S. real estate market.

•
The mortgage industry is highly regulated, which impacts product pricing, marketing and advertising, and other business practices. The regulations are essentially identical for purchase and refinance loan types.

September 15, 2016

•
The Company advertises mortgage products and generally such advertising is not specific to refinance or purchase. The Company’s advertising specific to one loan type or the other drives consumer loan requests for both loan types.

•	Lenders are the same for both refinance and purchase loan types and thus the Company maintains a mortgage-specific sales and account management team.

•	The refinance and purchase loan types run on the same technology platform, have the same lender facing portals, and use the same loan request delivery mechanism.

•	Both loan types have similar pricing models (i.e., match fees).
In future filings, when analyzing material changes in revenue in the mortgage product category from period to period the Company will identify and quantify the material changes by loan type to the extent such changes are material to an understanding of the changes in revenue for the mortgage product category as a whole.  The Company respectfully advises the Staff that many factors other than changes related to a loan type to which a consumer is matched may be the material causes of changes in revenue in the mortgage product category in a given period.  Examples include changes in interest rates, changes in the regulatory environment and the overall state of the real estate market.
Notes to Consolidated Financial Statements
Note 2 - Significant Accounting Policies
Revenue Recognition, page 42
4.    Please revise, in future filings, to disclose your revenue recognition accounting policies for each of the mortgage and non-mortgage products offered by the Company.
RESPONSE:
The Company operates an online loan marketplace for consumers seeking a variety of loans and other credit-based offerings. The Company’s advertising and marketing campaigns promote the LendingTree brand and offerings and are designed to attract consumers to the Company’s websites and toll-free telephone numbers. Interested consumers complete inquiry forms, providing detailed information about themselves and the loans or other offerings they are seeking. The Company refers to such consumer inquiries as loan requests. The Company then matches these loan requests with network lenders that are seeking to serve these consumers’ needs. The Company generates revenue from these lenders, generally at the time of transmitting a loan request to them, in the form of match fees, and in certain instances in the non-mortgage product category, the Company generates revenue in the form of closed loan or closed sale fees. (The Company cannot charge a closed loan or closed sale fee for mortgage loan types due to regulation in the mortgage industry.) In addition, the Company also generates revenue from front-end or back-end fees for clicks and calls transmitted to lenders.
The Company respectfully advises the Staff that it does not have separate revenue recognition policies for each of its product categories.
The Company will provide the following disclosure describing the Company’s revenue recognition accounting policies for mortgage and non-mortgage product categories in future filings beginning with the next Annual Report on Form 10-K:
Revenue Recognition
The Company derives its revenue primarily from match fees and closing fees. Revenue within the mortgage product category is primarily generated from match fees paid by network lenders that receive a loan request, and in some cases upfront fees for clicks or call transfers. In addition to match and other upfront fees, revenue within the non-mortgage product category is also generated from closing fees.
Match fees are earned through the delivery of qualified loan requests that originated through the Company’s websites or affiliates. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred,

September 15, 2016

the fee is fixed or determinable and collectability is reasonably assured. Delivery is deemed to have occurred at the time a loan request is delivered to the customer, provided that no significant obligations remain.
Closing fees are derived from lenders on certain auto, business, personal loan types and student loans when a transaction is closed with the consumer. Closed loan fees and closed sale fees are recognized at the time the lender reports the closed loan or closed sale to the Company, which could be several months after the original loan request is transmitted. For consumer credit card loan requests, the Company sends traffic to issuers and recognizes revenue at the time of card approval.
Segment Reporting, page 43
5.    We note your disclosure that during the first quarter of 2015, management made certain changes to its organizational structure that impacted previous operating segments. So that we may further understand the changes made, please provide us with sufficient information describing the changes made which resulted in the determination that you have only one reportable segment and you do not distinguish between markets or segments for the purpose of internal reporting. Please address the following:

•	Clarify whether you have more than one operating segment and whether you aggregate them into one reportable segment;

•	Describe the role of the CODM and each of the individuals who report to the CODM; and

•	Describe the information regularly provided to the CODM and how frequently it is prepared.

RESPONSE:
Changes to organizational structure impacting previous operating segments
As of December 31, 2014, the Company had four operating segments-Lending, Auto, Education and Home Services. Each of these operating segments represented separate business units with managers who were directly accountable to and maintained regular contact with the chief operating decision maker (“CODM”) with respect to operating activities, financial results, forecasts or plans for the business unit. Additional evaluation concluded that the Company had only one reportable segment at December 31, 2014-Lending. The Lending operating segment accounted for approximately 93% of the total 2014 revenue. The Auto, Education and Home Services operating segments did not individually meet the criteria necessary to be aggregated with the Lending reportable segment, nor did they individually meet or qualify to be aggregated in order to meet the quantitative criteria of a reportable segment. Accordingly, these operating segments were combined with the business activities of Other Non-Mortgage into an All Other category for disclosure.
During the first quarter of 2015 management exited the education enrollment business previously included in its Education operating segment and restructured responsibilities and reporting for certain of the other previously determined operating segments as discussed below.
Education
During 2014, the Education segment was comprised of the education enrollment business and two education related loan offerings, specifically new student loans and refinancing of existing student loans. As noted above, during the first quarter of 2015, the Company exited the education enrollment business. The Company also decided to restructure what remained of the Education operating segment and began to manage the education loan types as part of the Company’s Lending operating segment. The former General Manager (“GM”) of the Education business and all employees were redeployed within the organization. As a result, the Company concluded it no longer had an Education operating segment and began reporting the results of the remaining student loan offerings as part of the Lending operating segment beginning in the first quarter of 2015.
Auto
The Company has auto related loan offerings that include auto refinance loans and purchase loans. While the Company continues to offer auto loans, similar to the restructuring of the Education business, the Company began to manage its auto loan offerings as part of the Company’s Lending operating segment during the first quarter of 2015. The previous

September 15, 2016

GM of Auto ceased reporting directly to the CODM and the remaining Auto employees were redeployed into other operational entities within the Company. As a result, the Company concluded it no longer had an Auto operating segment and began reporting the results of the remaining auto loan offerings as part of the Lending operating segment beginning in the first quarter of 2015.
Home Services
In mid-2014, the GM of Home Services began managing the Contact Center, which is part of the Lending operating segment and in mid-2015, he took on the role of Chief Revenue Officer (“CRO”) of the Company. With his new roles, his time and attention to the Home Services business was de minimis. As noted below, Home Services remained an operating segment at December 31, 2015.
Role of the CODM
The CODM for the Company is the CEO, as he is the individual within the Company who decides how to allocate resources to and assesses the performance of the Company. As part of his role, the CEO:

•	Reviews and approves the consolidated budget prior to presentation and final approval by the Board.

•
Reviews the results of operations through a weekly report of revenue, variable marketing margin and adjusted EBITDA (the information provided to the CODM is further discussed below in the CODM package). Adjusted EBITDA is the primary financial measure of profit and loss used in reviewing performance.

•	Reviews and approves all pay increases and bonuses for all employees on an annual basis with the Chief People Officer (“CPO”).

•	Makes the final management decision about acquisitions or divestitures.

The following individuals reported into the CODM at December 31, 2015:
Chief Financial Officer- responsible for all aspects of finance, including financial planning & analysis, accounting, tax, treasury, procurement, analytics and investor relations.

Chief Operating Officer- responsible for managing operating results of the Company and it various product lines. Also responsible for managing, developing and evolving products and LendingTree’s core platforms. Also manages engineering teams as well as Information Technology.

Chief Revenue Officer- responsible for all revenue generating activities at the company primarily through direct sales and business development activities.  Additional oversight of the Company’s contact center and lender/sales operations groups.

Chief People Officer- oversight of human resources, human resources strategy and facilities functions including compensation, benefits, employee relations, retention and enrichment, recruiting, payroll, talent development, performance enhancement and training, wellness and events.

SVP & General Counsel- oversight of legal and compliance functions, including litigation management, contracts, regulatory compliance, and corporate governance.
SVP, Strategic Initiatives- responsible for special projects that require cross-functional engagement with key staff across the organization such as system integrations/upgrades, corporate due diligence and strategic planning.
The CFO, the COO and the CRO, collectively monitor the Company’s performance and make many of the day-to-day decisions. However, while this group has the day-to-day involvement, and presents results and recommendations to the CEO on a variety of matters, including products, performance, proposed budgets, and acquisition opportunities, it remains the CEO who has the ultimate decision making authority over these matters.

September 15, 2016

Information regularly provided to the CODM
On a weekly basis, as schedules permit, the CODM holds a Finance Team meeting (meeting includes the CODM, CFO and the Vice President of Financial Planning and Analysis) at which the forecast snapshot (the “CODM Package”) for the Company is reviewed. Given the insignificant size and decreased focus of Home Services during 2015, the CRO met with the CODM on an ad hoc basis to review results.
The CODM package includes monthly actual and forecast for revenue, variable marketing margin (revenue minus selling and marketing expense attributable to variable costs paid for advertising, direct marketing and related expenses), adjusted EBITDA and adjusted EBITDA % (adjusted EBITDA/revenue) for the Company as a whole. Revenue is provided by loan or service type and rolls up into the mortgage/non-mortgage product categories in addition to Lending, Home Services and other offerings. Revenue breakdowns are compared to the prior month or quarter actuals to evaluate growth.
Operating and Reporting Segments
As a result of the changes in the businesses and information regularly reviewed by the CODM as described above, at March 31, 2015, the Company re-evaluated its segment reporting and determined that the Company had two operating segments-Lending and Home Services. The previous Education and Auto operating segments were no longer being operated as a separate businesses and were determined to no longer be operating segments.
Additional evaluation concluded that the Company had one reportable segment at March 31, 2015-Lending. The Home Services operating segment did not individually meet the quantitative criteria of a reportable segment. While the Home Services operating segment did not meet the criteria for aggregation with the Lending operating segment and generally, an operating segment should not be aggregated with a reportable segment unless it meets the criteria, management did not believe separate reporting of the only other operating segment, Home Services, was useful to readers of the financial statements. The Company has not historically disclosed results of the Home Services business or discussed such operating segment in detail during earnings calls and the Company has no current plans for further investment in this operating segment. Management also did not believe the results of the Lending reportable segment would be distorted by including the results of Home Services, as the Home Services operating segment accounted for approximately 1% of revenue and 1% of Adjusted EBITDA in 2015. Accordingly, management did not separately disclose the Home Services operating segment and presented only one reportable segment in its financial statements.
For purposes of providing the entity wide information required by ASC 280, the Company discloses revenue generated by its mortgage and non-mortgage product categories.
Note that the Company performed this evaluation contemporaneously with the filing of the Form 10-Q for the Fiscal Quarter Ended March 31, 2015, and updated it for the Form 10-K for the Fiscal Year Ended December 31, 2015. The Company has and will continue to monitor the Home Services operating segment and will report it separately if it becomes relevant to the reader of the financial statements.
Note 16 - Discontinued Operations, page 62

6.    Please revise, in future filings, to disclose for each period presented, the amount of remaining loans originated and sold for which the company continues to be liable for indemnification obligations, repurchase obligations and premium payment obligations. Further, tell us whether there have been any significant changes in the assumptions considered in your use of the “settlement discount framework” used in estimating the liability for loan losses.
RESPONSE:
During the fourth quarter of 2013, the Company revised its estimation process for evaluating the adequacy of the reserve for loan losses to use a settlement discount framework. Since the implementation of the use of the settlement discount framework, there have not been any significant changes in the assumptions used in this model. Note, however, that the Company updated the settlement discount percentage to factor in the settlement that occurred in the fourth quarter of 2014 with the largest investor to which it had sold loans.

September 15, 2016

The Company’s Home Loan Center, Inc. (“HLC”) subsidiary did not service the loans it sold, and it does not maintain nor generally have access to the current balances and loan performance data with respect to the individual loans previously sold to investors. Accordingly, the Company respectfully advises the Staff that it is not able to determine or disclose the amount of remaining loans originated and sold for which the Company continues to be liable for indemnification obligations, repurchase obligations and premium payment obligations.
The Company will provide the following additional disclosure regarding the loans sold by HLC in future filings beginning with the next Form 10-Q:

	Number of Loans	Original Issue Balance
	(in thousands)	(in billions)
Loans sold by HLC	●	●
Subsequent settlements	●	●
Remaining unsettled loans	●	●
Form 8-K filed July 28, 2016
Exhibit 99.1
7.    You disclose the non-gaap measure “variable marketing margin” but you have not disclosed how this financial measure is useful to investors as required by Item 10(e)(1)(i) of Regulation S-K. Please revise your disclosures in future filings.
RESPONSE:
The Company will provide the following disclosure of how variable marketing margin is useful to investors in future filings: “Variable marketing margin is a measure of the operating efficiency of the Company’s operating model, measuring revenue after subtracting variable marketing costs that directly influence revenue. The Company’s operating model is highly sensitive to the amount and efficiency of variable marketing expenditures, and the Company’s proprietary systems are able to make rapidly changing decisions concerning the deployment of variable marketing expenditures (primarily but not exclusively online and mobile advertising placement) based on proprietary and sophisticated analytics.”
* * *

If you require additional information, please telephone the undersigned at (858) 720-8943.
Very truly yours,

/s/ John D. Tishler

John D. Tishler
for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

Enclosures

cc: Gabriel Dalporto